FUNDS DISTRIBUTOR, LLC
Three Canal Plaza, Suite 100

Portland, ME 04101

September 14, 2010

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549
Attention: Division of Investment Management

Re:

Mirae Asset Discovery Funds (the “Fund”)

Registration Statement on Form N-1A, filed on September 14, 2010

(File Nos. 333-166018; 811-22406)

Ladies and Gentlemen:

We hereby join Mirae Asset Discovery Funds in requesting that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. on Friday, September 17, 2010, or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 2 with the Securities and Exchange Commission.

Very truly yours,

FUNDS DISTRIBUTOR, LLC, as Distributor

By:  /s/ Mark S. Redman

Name:  Mark S. Redman

Title:    President